May 15, 2018

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC  20549

Dear Mr. Cash:

We have reviewed your letter dated May 2, 2018.  Below is the staff’s comment, followed by the Company’s response.

Form 10-Q for the Fiscal Quarter Ended March 31, 2018
Notes to Condensed Consolidated Financial Statements, page 7
Note 1 – Recent Accounting Standards, page 7

1.
We note your disclosure which states you adopted ASC 606 in the first quarter of 2018 and the adoption did not result in significant changes to the timing or nature of your revenue recognition.  We also note that the disclosure of the disaggregation of revenue from contracts with customer in Note 4.  Please tell us your considerations of the other disclosures set forth in ASC 606-10-50 (e.g. explanations of your performance obligations, transaction price allocated to remaining performance obligations, transition, etc.).  We remind you of the guidance in Rule 10-01(a)(5) of Regulation S-X, which would elicit both annual and interim periods financial statement disclosures prescribed by new accounting principles and practice in each quarterly report in the year of adoption.

Company Response:

Your comment is noted, and in future filings, the Company will enhance the disclosures to explicitly address considerations of other disclosures set forth in ASC 606-10-50.  These enhanced disclosures will include the following:

The Company generates revenue through the manufacture and sale of copper tube and fittings; line sets; brass and copper alloy rod, bar, and shapes; aluminum impact extrusions; plastic fittings and valves; refrigeration valves and fittings; fabricated tubular products; and steel nipples.  The Company also resells imported brass and plastic plumbing valves, malleable iron fittings, faucets, and plumbing specialty products.

Given the nature of the Company’s business and product offerings, sales transactions with customers are generally comprised of a single performance obligation that involves delivery of the products identified in the contracts with customers.  Performance obligations are generally satisfied at the point in time of shipment and payment is generally due within sixty days.  Variable consideration is estimated for future rebates on certain product lines and product returns.  The Company records variable consideration as an adjustment to the transaction price in the period it is incurred.  Since variable consideration is settled within a short period of time, the time value of money is not significant.

The Company adopted Topic 606, Revenue from Contracts with Customers using the modified retrospective method effective December 31, 2017.  The adoption did not result in a significant impact on opening retained earnings.  Revenue for periods prior to December 31, 2017 have not been adjusted and continue to be reported under Revenue Recognition (Topic 605).  No significant judgments were made in the application of the guidance in ASC 606, and there were no material contract assets, contract liabilities, or deferred contract costs as of March 31, 2018.

In addition, the Company acknowledges that it and its management are responsible for the adequacy and accuracy of disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any further questions or require additional information, you may connect me by telephone at (901) 753-3226, or you may contact Anthony Steinriede, Vice President-Controller, at (901) 473-5748.

Sincerely,

/s/ Jeffrey A. Martin
Chief Financial Officer